1400A Grant Avenue Novato, CA 94945

August 22, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Circle Bancorp
Rule 477 Application for Withdrawal
Registration Statement on Form S-1 (Registration No. 333-169751)

Ladies and Gentlemen:

Circle Bancorp, a California corporation (the “Registrant”), hereby respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-169751), including all exhibits filed therewith and any amendments thereto (the “Registration Statement”). The Registration Statement was originally filed on October 4, 2010 and was amended on December 8, 2010, February 4, 2011, February 9, 2011, February 16, 2011, February 24, 2011 and February 28, 2011.

The Registrant requests withdrawal of the Registration Statement because it has determined not to pursue the sale of the securities covered by the Registration Statement at this time. The Registrant confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

The Registrant further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the Registrant’s legal counsel, S. Alan Rosen, Horgan, Rosen, Beckham & Coren, L.L.P. at (818) 591-2121 or by email at arosen@horganrosen.com.

Very truly yours,

CIRCLE BANCORP

By:	/s/ Kit M. Cole
Name: Kit M. Cole
Title: President and Chief Executive Officer